Filed Pursuant to Rule 424(b)(3)

Registration No.333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 1 DATED APRIL 1, 2008

TO THE PROSPECTUS DATED JANUARY 4, 2008

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated January 4, 2008. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced the initial public offering of shares of our common stock on January 21, 2008. Until our receipt and acceptance of subscriptions aggregating at least $2 million, all subscription proceeds were placed in escrow pursuant to the terms of an escrow agreement with Citibank, N.A.  As of April 1, 2008, we satisfied the conditions of this escrow.  In addition, the escrow agreement established special escrow accounts for subscriptions from residents of Pennsylvania and New York, and we would not accept subscriptions from residents of these states until we had received qualifying subscriptions aggregating at least $50 million and $2.5 million, respectively.  As of April 1, 2008, we satisfied the conditions of the special escrow account for New York.  We have accepted investors’ subscriptions to this offering received through March 31, 2008.

Prospectus Summary

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section beginning on page 9 of the prospectus and all similar information appearing throughout the prospectus, including in the “Description of Shares — Distributions” section beginning on page 166 of the prospectus:

On March 27, 2008, our board of directors declared distributions payable to the stockholders of record each day during the months of April, May and June 2008.  The declared distributions equal a daily amount of $0.0008219 per share of common stock, which is equivalent to an annual distribution rate of 3% assuming the share was purchased for $10.00.

A portion of each distribution is expected to constitute a return of capital for tax purposes.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Description of Shares

Convertible Stock

The following information supplements the description of convertible stock in the “Description of Shares — Convertible Stock” section beginning on page 161 of the prospectus and all similar descriptions appearing throughout the prospectus:

Our charter provides that if we:

•                  reclassify or otherwise recapitalize our outstanding common stock (except to change the par value, or to change from no par value to par value, or to subdivide or otherwise split or combine shares) or

•                  consolidate or merge with another entity in a transaction in which we are either (1) not the surviving entity or (2) the surviving entity but that results in a reclassification or recapitalization of our common stock (except to change the par value, or to change from no par value to par value, or to subdivide or otherwise split or combine shares), then we or the successor or purchasing business entity must provide that the holder of each share of our convertible stock outstanding at the time one of the above events occurs will continue to have the right to convert the convertible stock upon a Triggering Event.  After one of the above transactions occurs, the convertible stock will be convertible into the kind and amount of stock and other securities and property received by the holders of common stock in the transaction that occurred, such that upon conversion, the holders of convertible stock will realize as nearly as possible the same economic rights and effects as described above in the description of the conversion of our convertible stock.  This right will apply to successive reclassifications, recapitalizations, consolidations and mergers until the convertible stock is converted.

Pending Charter Amendment Regarding Our Convertible Stock

On March 27, 2008, our board of directors and our sole stockholder approved an amendment to our charter that would revise the terms of our outstanding convertible stock.  Generally, our convertible stock converts into shares of common stock on one of two events.  First, it will convert if we have paid distributions to common stockholders such that aggregate distributions are sufficient to produce a 10% cumulative, non-compounded, annual return on the price at which we sold our shares of common stock.  Alternatively, the convertible stock will convert if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold for our common stockholders.  Each of these two events is a “Triggering Event.”

The charter amendment changes how we calculate the conversion of our convertible stock if our advisory management agreement with Behringer Harvard Opportunity Advisors II expires without renewal or is terminated (other than because of a material breach by our advisor).  Currently, the number of shares of common stock into which the convertible stock converts is calculated at the time the advisory management agreement terminates.  If, at that time, our enterprise value plus prior distributions are not sufficient to meet the above-described 10% return threshold, then the convertible stock would be of no value.  Although the conversion ratio is set at the time the advisory management agreement terminates, the actual conversion will not occur until a Triggering Event occurs.

As amended, following the termination of the advisory management agreement, the number of shares of common stock into which the convertible stock would convert would be determined on a Triggering Event instead of at the time the advisory management agreement terminates.  If it is determined that the convertible stock is convertible into shares of common stock, the actual number of shares of common stock to be received upon conversion would be reduced from that provided in our current charter so that the holder of the convertible stock would only be entitled to a prorated portion of common stock based on the percentage of time that we were advised by Behringer Harvard Opportunity Advisors II.

The charter amendment has not yet been filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and will not be effective until it is filed with the SDAT.  The board and sole stockholder approvals of the charter amendment provided that the charter amendment would not be filed with the SDAT until such time that the board of directors, including a majority of the independent directors, determine after consultation with counsel that the charter amendment will not materially adversely affect us due to the impact of the charter amendment on (1) the effectiveness of our registration statement with the states relating to its initial public offering, (2) our ability to renew such registration statement or (3) our ability to register a follow-on offering with the states.  The board and sole stockholder approvals also provided that the charter amendment could not be filed after March 27, 2009.  We expect to file the charter amendment within that period and will inform stockholders of the effectiveness of the charter amendment by means of disclosure in a periodic report filed under the Securities Exchange Act of 1934.